Filed by Brookfield DTLA Fund Office Trust Investor Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MPG Office Trust, Inc.
Commission File No.: 001-31717

Set forth below are talking points distributed internally at Brookfield Office Properties for use in responding to questions from colleagues and business relationships.

Project Groundhog – Talking Points

April 2013

FOR INTERNAL USE ONLY

The following talking points are intended for internal use only by select Brookfield Office Properties personnel. The points below reiterate information issued in our press release on April 25, 2013, and represent all the company can legally disclose about this transaction at this time. The points are intended to inform you in casual conversations with business relationships and colleagues and not in discussions with media, shareholders or in any public forum. Any formal request for comment from media should be directed to Melissa Coley at (xxx) xxx-xxxx. Requests for comment from investment professionals or Brookfield shareholders should be directed to Matt Cherry at (xxx) xxx-xxxx.

The Merger Agreement

•	Brookfield Office Properties (BPO) has entered into a merger agreement with MPG Office Trust (MPG) in which a newly formed fund controlled by BPO will acquire MPG.

•	Under terms of the agreement, MPG shareholders will receive $3.15 per share in cash. The per share price represents a 21% premium to MPG’s closing share price on April 24, 2013.

•	Management of MPG views BPO as a strategic buyer that has the market presence to appreciate the potential long-term value of the MPG assets.

•	The transaction is contingent upon approval of MPG’s shareholders. It is anticipated that proxy materials will be made available in May and if the transaction is approved it will close in the third quarter of 2013.

The Fund’s Portfolio & Structure

•	The new fund will own both BPO’s existing downtown office assets and all the assets of MPG.

•	The seven class A office assets in the fund, totaling 8.3 million square feet, are:
o	Bank of America Plaza (BPO) – 1.4 msf, 93.4% leased*
o	601 S. Figueroa (BPO) – 1.0 msf, 90.4% leased*
o	Ernst & Young Tower (BPO) – 0.9 msf, 85.4% leased*
o	Wells Fargo Tower (MPG) – 1.4 msf, 88.5% leased*
o	Gas Company Tower (MPG) – 1.4 msf, 76.2% leased*
o	KPMG Tower (MPG) – 1.2 msf, 93.7% leased*
o	777 Tower (MPG) – 1.0 msf, 80.6% leased*
o	Total – 8.3msf, ~85% leased

*Leased % based on publicly available material as of December 31, 2012

Overall Los Angeles CBD Size/Market Occupancy: 27.4 msf, 78.7%

•	The fund will also acquire two additional assets in Downtown Los Angeles: FIG@7th, BPO’s newly redeveloped retail complex, as well as a strategically located development site adjacent to FIG@7th and two of the office towers.

•	BPO will sponsor and manage the fund and will hold a 47% interest. Institutional partners will hold the remaining 53% interest.

Brookfield’s Strategic View

•	The proposed transaction provides the opportunity to combine and operate a sizeable portfolio of the highest quality assets in a major U.S. gateway city.

•	Downtown Los Angeles is a dynamic urban market, featuring modern transportation infrastructure, a growing residential population and access to a diverse labor pool.

These talking points relate solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG Office Trust, Inc. (“MPG”) by Brookfield DTLA Inc. (“Purchaser”), a wholly-owned Delaware subsidiary of Brookfield Office Properties Inc. (“BPO”), pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013, by and among MPG, Brookfield DTLA Holdings L.P., a Delaware limited partnership, Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and MPG Office, L.P., a Maryland limited partnership. In addition, Sub REIT, a company that has been established in connection with the transaction, may file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer.

The tender offer to be made in connection with the transaction described in these talking points has not yet commenced, and these talking points do not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of Preferred Stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY RELATED REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all MPG preferred stockholders. In addition, all of those materials (and all other materials filed or furnished by MPG, Brookfield or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and any related Registration Statement, once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

These talking points contain “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors relating to the proposed transaction including, but not limited to, the failure to receive the approval of the stockholders of MPG for the transaction; the possibility that various other closing conditions for the transaction may not be satisfied or waived; failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG; the outcome of litigation which may arise in connection with the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in the reports of BPO and MPG filed with the SEC and the Canadian securities regulatory authorities, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.